UNITED STATES OF AMERICA
                                 before the
                     SECURITIES AND EXCHANGE COMMISSION

------------------------------------------
                                          :
             In the Matter of             :
                                          :
   AMERICAN ELECTRIC POWER COMPANY, INC.  :        CERTIFICATE
          Columbus, Ohio  43215           :            OF
                                          :        NOTIFICATION
               (70-5943)                  :
                                          :
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935:
------------------------------------------

         THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated October 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated October 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from April 1, 2003, through June 30, 2003, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of EquiServe Trust Company, N.A. ("EquiServe")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, EquiServe, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 676,653 shares of the Company's Common Stock, at a total purchase price of $19,685,940.66. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

         Attached hereto is Schedule II, which provides a summary of the total expenses incurred, directly or indirectly, by the Company in connection with the operation of the Plan for the year ending December 31, 2002.

                                    AMERICAN ELECTRIC POWER COMPANY, INC.


                                     By:    /s/ Geoffrey S. Chatas
                                       -------------------------------
                                        Vice President and Treasurer
Dated:  July 28, 2003

                                     SCHEDULE I
                                         to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                         of
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     For the Period April 1 - June 30, 2003

TRANSACTIONS THIS PERIOD:

                           - ORIGINAL ISSUE SHARES -

                 SHARES               PRICE                   TOTAL
  PERIOD         ISSUED             PER SHARE             PURCHASE PRICE

   TOTAL
    O/I           -0-                                         $-0-
  PURCHASE


                         - OPEN MARKET PURCHASES -

                  SHARES          AVERAGE PRICE                TOTAL
  DATE           PURCHASED          PER SHARE             PURCHASE PRICE

04/01/03          14,043             23.230                 326,544.53
04/08/03          14,956             23.650                 353,707.46
04/15/03           8,981             24.630                 221,203.07
04/22/03           9,532             24.643                 234,897.08
04/29/03          11,836             26.196                 310,058.57
05/06/03          11,761             25.790                 303,316.19
05/13/03           7,350             25.535                 187,682.25
05/20/03           8,917             26.075                 232,510.78
05/27/03           3,048             29.073                  88,614.50
06/03/03          38,000             29.721               1,129,398.00
06/04/03          11,830             29.600                 350,168.00
06/06/03          40,000             29.968               1,198,720.00
06/09/03          40,000             29.543               1,181,720.00
06/10/03          38,000             29.628               1,125,864.00
06/10/03         280,692             29.714               8,340,513.98
06/11/03          40,000             29.505               1,180,200.00
06/12/03          40,000             29.803               1,192,120.00
06/13/03          44,692             29.815               1,332,491.98
06/17/03           7,132             30.802                 219,679.37
06/24/03           5,883             30.007                 176,530.90
                   -----                                    ----------
  TOTAL
   O/M           676,653                                $19,685,940.66
 PURCHASE        =======                                ==============


                         - TOTAL ACTIVITY THIS PERIOD -


                             SHARES                         TOTAL
                            PURCHASED                   PURCHASE PRICE
O/I Shares                    -0-                       $    -0-
O/M Purchases               676,653                     $19,685,940.66
                            -------                     --------------

TOTAL ACTIVITY              676,653                     $19,685,940.66
                            =======                     ==============

PAGE TWO
SCHEDULE I to
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period April 1 - June 30, 2003



CUMULATIVE SUMMARY OF TRANSACTIONS:

                         - ORIGINAL ISSUE SHARES -

                                                                 TOTAL
                                      SHARES ISSUED          PURCHASE PRICE

Totals from last report                 47,773,594          $1,008,340,148.37
Transactions this period                       -0-                $ -0-
                                        ----------          -----------------

   Total Original Issue Shares          47,773,594          $1,008,340,148.37
                                        ==========          =================


                                              - OPEN MARKET PURCHASES -

                                                                 TOTAL
                                      SHARES ISSUED          PURCHASE PRICE

Totals from last report                 26,805,567            $847,216,795.10
Transactions this period                   676,653             $19,685,940.66
                                        ----------            ---------------

   Total Open Market Shares             27,482,220            $866,902,735.70
                                        ==========            ===============

                                   SCHEDULE II
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.

                            Summary of Plan Expenses
                               for the year ended
                                December 31, 2002


Fees and expenses of EquiServe, the Plan agent:

Brokers' fees for purchase of shares                        $68,250

Participant Terminal System Charge
   (DTCC Chargeback for settlement of open market trades)     1,122


Account maintenance charges                                      *

Postage                                                     116,570

Printing expenses - DPR statement form,
authorization cards, envelopes, and
enclosing costs                                              27,596
                                                             ------

Total                                                      $213,538
                                                           ========

 Average number of participants in the
 Plan during the year                                        68,370






* The fee paid the transfer agent does not separately identify the account maintenance charges for the DRP plan; however, we estimate the fee to be in the range of $5 per account.